UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):  March 24, 2023 (March 23, 2023)

DIAMONDHEAD HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39936	85-3460766
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer Identification No.)
incorporation)

250 Park Ave, 7th Floor New York, New York	10177
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 572-6260

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value and one-fourth of one redeemable warrant	DHHCU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DHHC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DHHCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

As previously announced, on September 10, 2022, DiamondHead Holdings Corp., a Delaware corporation (the “Company” or “DHHC” and, after the consummation of the Business Combination as described below, “UHG”) entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among the Company, Great Southern Homes, Inc., a South Carolina corporation (“GSH”), and Hestia Merger Sub, Inc., a South Carolina corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Merger Sub will merge with and into GSH, with GSH surviving the merger as a wholly owned subsidiary of the Company (the “Business Combination”). Upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Transactions”), DHHC expects to be renamed United Homes Group, Inc. On March 23, 2023, the Company held a special meeting of its stockholders in lieu of the 2022 annual meeting of stockholders (the “Special Meeting”) in connection with the Business Combination. At the Special Meeting, stockholders of the Company were asked to consider and vote on the proposals identified in the definitive proxy statement/prospectus that the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 (the “Definitive Proxy”). Capitalized terms used, but not defined, herein have the meanings assigned to them in the Definitive Proxy.

As of the close of business on January 26, 2023 (the “DHHC Record Date”), 4,441,032 shares of Class A common stock of DHHC, par value $0.0001 per share (“Class A Common Stock”) and 8,625,000 shares of Class B common stock of DHHC, par value $0.0001 per share (“Class B Common Stock” and together with Class A Common Stock, the “DHHC Common Stock”), were issued and outstanding and entitled to vote at the Special Meeting.

12,824,239 shares of DHHC Common Stock were represented in person or by proxy at the Special Meeting, and, therefore, a quorum was present.

Proposals 1, 2, 3, 4, 5, and 6 set forth below were approved. The number of votes cast for or against, as well as abstentions and broker non-votes, if applicable, with respect to each proposal is set out below:

Proposal 1: To approve and adopt the Business Combination Agreement and approve the transactions contemplated thereby (the “Business Combination Proposal”). The voting results for the Business Combination Proposal were as follows:

For	Against	Abstain
12,793,642	29,597	1,000

Proposal 2: To adopt the Amended and Restated Certificate of Incorporation of DHHC (the “Charter Approval Proposal”). The voting results for the Charter Approval Proposal were as follows:

For	Against	Abstain
12,791,329	31,907	1,003

Proposal 3: To consider and vote upon, on a non-binding advisory basis, the material differences between the Proposed Charter and the Certificate of Incorporation of the Company as separate proposals in accordance with SEC requirements (the “Governance Proposal”). The voting results for the Governance Proposal were as follows:

For	Against	Abstain
12,793,232	30,007	1,000

Proposal 4: To elect ten directors to serve on the board of directors of DHHC following the consummation of the Business Combination until the 2024 annual meeting of stockholders, in the case of Class I directors, the 2025 annual meeting of stockholders, in the case of Class II directors, and the 2026 annual meeting of stockholders, in the case of Class III directors, and, in each case, until their respective successors are duly elected and qualified (the “Director Election Proposal”). The voting results for the Director Election Proposal were as follows:

Michael Bayles (Class I)	For	Withheld
	12,820,731	3,508

Eric S. Bland (Class I)	For	Withheld
	12,821,141	3,098

James P. Clements (Class I)	For	Withheld
	12,821,141	3,098

Michael Nieri (Class I)	For	Withheld
	12,820,735	3,504

Robert Dozier (Class II)	For	Withheld
	12,821,145	3,094

Alan Levine (Class II)	For	Withheld
	12,821,141	3,098

Tom O’Grady (Class II)	For	Withheld
	12,820,731	3,508

James Enoch (Class III)	For	Withheld
	12,821,141	3,098

Nikki R. Haley (Class III)	For	Withheld
	12,820,145	4,094

David T. Hamamoto (Class III)	For	Withheld
	12,794,228	3,001

Proposal 5: To approve, for purposes of complying with applicable NASDAQ listing rules: (i) the issuance of UHG Class A Common Shares, which will carry one vote per share, and UHG Class B Common Shares, which will carry two votes per share, to GSH equityholders pursuant to the Business Combination Agreement; and (ii) the issuance of UHG Class A Common Shares pursuant to the conversion of Founder Shares (the “NASDAQ Proposal”). The voting results for the NASDAQ Proposal were as follows:

For	Against	Abstain
12,791,642	31,596	1,000

Proposal 6: To approve and adopt the United Homes Group, Inc. 2023 Equity Incentive Plan (the “Incentive Plan Proposal”). The voting results for the Incentive Plan Proposal were as follows:

For	Against	Abstain
12,793,232	30,006	1,000

Stockholders holding 109,426 shares of Class A common stock (after giving effect to withdrawals of redemptions) exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $1.1 million (approximately $10.13 per share) will be removed from the Trust Account to pay such redeeming holders and approximately $43.9 million will remain in the Company’s Trust Account.

FORWARD-LOOKING STATEMENTS

Certain statements, estimates, targets and projections in this Current Report on Form 8-K may be considered forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between DHHC and GSH. Forward looking statements generally relate to future events or involving, or future performance of, DHHC or GSH. For example, statements regarding anticipated growth in the industry in which GSH operates and anticipated growth in demand for GSH’s products, projections of GSH’s future financial results and other metrics, the satisfaction of closing conditions to the proposed transaction between DHHC and GSH and the timing of the completion of the proposed transaction are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DHHC and its management, and GSH and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of DHHC’s securities; (ii) the risk that the proposed transaction may not be completed by DHHC’s business combination deadline; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction; (v) the outcome of any legal proceedings that may be instituted against DHHC, GSH, the combined company or others following the announcement of the Business Combination Agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the inability to complete the proposed transaction due to DHHC’s or GSH’s failure to satisfy conditions to closing; (vii) the risk that DHHC will not be able to raise third-party financing to meet the Minimum Cash Condition; (viii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations; (ix) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (x) the risk that the proposed transaction disrupts current plans and operations of GSH or diverts management’s attention from GSH’s ongoing business; (xi) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and maintain relationships with customers and suppliers; (xii) costs related to the proposed transaction; (xiii) changes in applicable laws or regulations; (xiv) the possibility that GSH or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors such as rising interest rates or an economic downturn; (xv) GSH’s estimates of expenses and profitability; (xvi) the evolution of the markets in which GSH competes; (xvii) the ability of GSH to implement its strategic initiatives; and (xviii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DHHC’s Annual Report on Form 10-K for the year ended December 31, 2021 and other risks and uncertainties indicated in the Definitive Proxy, including those set forth under “Risk Factors” therein, and other documents filed with the SEC by DHHC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and DHHC and GSH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither DHHC nor GSH gives any assurance that either DHHC or GSH will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by DHHC or GSH or any other person that the events or circumstances described in such statement are material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAMONDHEAD HOLDINGS CORP.

Date: March 24, 2023	By:	/s/ David. T. Hamamoto
	Name:	David T. Hamamoto
	Title:	Co-Chief Executive Officer